Filed pursuant to Rule 433
Registration No. 333-139863

August 11, 2009
PRICING TERM SHEET
Snap-on Incorporated
6.125% Notes due 2021

Issuer:	Snap-on Incorporated
Title:	6.125% Notes due 2021
Principal Amount:	$250,000,000
Coupon:	6.125%
Maturity Date:	September 1, 2021
Treasury Benchmark:	3.125% due May 15, 2019
Benchmark Treasury Yield:	3.678%
Spread to Treasury:	Plus 245 basis points
Yield to Maturity:	6.128%
Price to Public:	99.970% of the principal amount
Interest Payment Dates:	Semi-annually on March 1 and September 1, commencing on March 1, 2010
Record Dates:	February 15 and August 15
Optional Redemption:	Make-whole call at any time at Treasury plus 37.5 basis points
Change of Control Put:	101% of principal amount plus accrued interest
Settlement Date:	T+3; August 14, 2009
Expected Ratings:	Moody’s: Baa1 (stable outlook) S&P: A- (negative outlook)
CUSIP:	833034 AH4
Active Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities Inc.

Passive Book-Running Managers:	Mizuho Securities USA Inc. UBS Securities LLC Barclays Capital Inc.

Co-Managers:	BBVA Securities Inc.
Credit Suisse Securities (USA) LLC
Fifth Third Securities, Inc.
RBC Capital Markets Corporation
Robert W. Baird & Co. Incorporated
SG Americas Securities, LLC
The Williams Capital Group, L.P.
U.S. Bancorp Investments, Inc.
The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each of the security ratings above should be evaluated independently of any other security rating.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, J.P. Morgan Securities Inc. collect at 1-212-834-4533, Mizuho Securities USA Inc. toll-free at 1-800-221-8866 (ext. 3143), UBS Securities LLC toll-free at 877-827-6444 (ext. 561-3884) or Barclays Capital Inc. toll-free at 888-603-5847.